# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001766853

## Reporting persons
- ACORN BIOVENTURES, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,854,525; sole dispositive power 0; shared dispositive power 1,854,525; aggregate amount beneficially owned 1,854,525 (4.5% of the class)
  Comment: 1,854,525 shares of Common Stock (including 144,581 shares of Common Stock issuable upon exercise of warrants)
- ACORN CAPITAL ADVISORS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,854,525; sole dispositive power 0; shared dispositive power 1,854,525; aggregate amount beneficially owned 1,854,525 (4.5% of the class)
  Comment: 1,854,525 shares of Common Stock (including 144,581 shares of Common Stock issuable upon exercise of warrants)
- ACORN BIOVENTURES 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,069,512; sole dispositive power 0; shared dispositive power 2,069,512; aggregate amount beneficially owned 2,069,512 (5% of the class)
  Comment: 2,069,512 shares of Common Stock (including 939,782 shares of Common Stock issuable upon exercise of warrants)
- Acorn Capital Advisors GP 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,069,512; sole dispositive power 0; shared dispositive power 2,069,512; aggregate amount beneficially owned 2,069,512 (5% of the class)
  Comment: 2,069,512 shares of Common Stock (including 939,782 shares of Common Stock issuable upon exercise of warrants)
- Anders Hove: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,924,037; sole dispositive power 0; shared dispositive power 3,924,037; aggregate amount beneficially owned 3,924,037 (9.5% of the class)
  Comment: 3,924,037 shares of Common Stock (including 1,084,363 shares of Common Stock issuable upon exercise of warrants)

## Item 1. Issuer
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 WINCHESTER CIRCLE, SUITE 400, BOULDER, COLORADO, 80301.

## Item 2. Person Filing
Name of person filing:
Acorn Bioventures, L.P.
Acorn Capital Advisors GP, LLC
Acorn Bioventures 2, L.P.
Acorn Capital Advisors GP2, LLC
Anders Hove
Address of principal business office or, if none, residence: 420 Lexington Avenue, Suite 2626, New York, New York 10170
Citizenship: Acorn Bioventures, L.P. and Acorn Bioventures 2 L.P. are both Delaware limited partnerships. Acorn Capital Advisors GP, LLC and Acorn Capital Advisors GP 2, LLC are both Delaware limited liability companies. Anders Hove is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Percent of class:
The percentages set forth herein as of March 27, 2026 are calculated based upon 41,471,564, which is the sum of (i) 13,673,565 shares of Common Stock outstanding as of March 12, 2025 as reported in the Company?s Annual Report on Form 10-K for the period ended December 31, 2025 and filed with the Securities and Exchange Commission on March 12, 2025, (ii) 26,713,636 shares of Common Stock issued in the Company?s private placement described in the Company?s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2026, and (iii) 1,084,363 shares of Common Stock representing the total Shares upon exercise of the Filers' warrants, and assumes the exercise of the reported warrants subject to the 9.9% Blocker (as defined below).

Pursuant to the terms of certain of the reported warrants, the Reporting Persons cannot exercise such warrants if the Reporting Persons would beneficially own, after such exercise, more than 9.9% of the outstanding shares of Common Stock (the "9.9% Blocker"). The percentage and the number of shares of Common Stock set forth on the cover page and the footnote of the cover page for each Reporting Person give effect to the Blockers, except that such percentages and such numbers of shares of Common Stock in the cases of Acorn Bioventures, L.P., Acorn Capital Advisors GP, LLC, Acorn Bioventures 2, L.P. and Acorn Capital Advisors GP2, LLC, each reflect the exercise of the full amount of warrants exercisable by all the Reporting Persons in the aggregate; however, the ability to exercise such warrants by any Reporting Person at any given time is subject to the Blockers which applies to the beneficial ownership of the Reporting Persons in the aggregate.
Sole power to vote or to direct the vote: Acorn Capital Advisors GP, LLC is the General Partner of Acorn Bioventures, L.P. and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn Bioventures, L.P. Acorn Capital Advisors GP 2, LLC is the General Partner of Acorn Bioventures 2, L.P. and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn Bioventures 2, L.P.
Shared power to vote or to direct the vote: Anders Hove, in his capacity as Manager of each of Acorn Capital Advisors GP, LLC and Acorn Capital Advisors GP 2, LLC, may be deemed to beneficially own the shares beneficially owned by each of Acorn Capital Advisors GP, LLC and Acorn Capital Advisors GP 2, LLC.
Sole power to dispose or to direct the disposition: NA
Shared power to dispose or to direct the disposition: NA

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACORN BIOVENTURES, L.P.: Anders Hove, Manager of General Partner (03/31/2026)
- ACORN CAPITAL ADVISORS GP, LLC: Anders Hove, Manager (03/31/2026)
- ACORN BIOVENTURES 2, L.P.: Anders Hove, Manager of General Partner (03/31/2026)
- Acorn Capital Advisors GP 2, LLC: Anders Hove, Manager (03/31/2026)
- Anders Hove: Anders Hove, Individually (03/31/2026)